                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                  Schedule 13G

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                              (Amendment No. ___)*


                        OPTIKA IMAGING SYSTEMS, INC.
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                                (Name of Issuer)


                                COMMON STOCK
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                         (Title of Class of Securities)


                                 68 3973 101
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                               (CUSIP Number)


        * The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (CONTINUED ON FOLLOWING PAGE(S))

                              (Page 1 of 5 Pages)





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CUSIP NO. 68 3973 101                    13G                   Page 2 of 5 Pages


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    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                   PAUL CARTER
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)[ ]   (b) [ ]
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    3     SEC USE ONLY


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    4     CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES PERMANENT RESIDENT ALIEN; CITIZEN OF UNITED KINGDOM
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                               5      SOLE VOTING POWER
          NUMBER                      751,418 SHARES
            OF                 -------------------------------------------------
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY                   0 SHARES
         OWNED BY              -------------------------------------------------
         REPORTING             7      SOLE DISPOSITIVE POWER
          PERSON                      751,418 SHARES
           WITH                -------------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                      0 SHARES
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     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               930,504 SHARES.  INCLUDES 50,668 SHARES HELD OF RECORD BY IRIS
               C. CARTER, THE SPOUSE OF THE REPORTING PERSON, AND 128,418
               SHARES HELD OF RECORD BY THE PAUL CARTER IRREVOCABLE TRUST,
               WHICH SHARES THE REPORTING PERSON DISCLAIMS BENEFICIAL
               OWNERSHIP.
--------------------------------------------------------------------------------
    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
--------------------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   13.7%
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    12    TYPE OF REPORTING PERSON*
                   IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





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ITEM 1(a)        NAME OF ISSUER:

                        Optika Imaging Systems, Inc.


ITEM 1(b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                        5755 Mark Dabling Blvd., Suite 100
                        Colorado Springs, CO  80919


ITEM 2(a)        NAME OF PERSON FILING:

                        Paul Carter


ITEM 2(b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                        5755 Mark Dabling Blvd., Suite 100
                        Colorado Springs, CO  80919


ITEM 2(c)        CITIZENSHIP:

                        See Row 4 of cover page.


ITEM 2(d)        TITLE OF CLASS OF SECURITIES:

                        Common Stock, Par Value $.001 per share


ITEM 2(e)        CUSIP NUMBER:

                        68 3973 101


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                        Not Applicable


ITEM 4.  OWNERSHIP.

         (a)     Amount Beneficially Owned:  See Row 9 of cover page.



                              Page 3 of 5 Pages

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         (b)     Percent of Class:  See Row 11 of cover page.

         (c)     Number of shares as to which such person has:

                 (i) sole power to vote or to direct the vote: See Row 5 of cover page.

                 (ii) shared power to vote or to direct the vote: See Row 6 of cover page.

                 (iii) sole power to dispose or to direct the disposition of: See Row 7 of cover page.

                 (iv) shared power to dispose or to direct the disposition of: See Row 8 of cover page.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                Not Applicable


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                Not Applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                Not Applicable


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                Not Applicable


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                Not Applicable


ITEM 10. CERTIFICATION.

                Not Applicable




                              Page 4 of 5 Pages




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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 6, 1997



 /s/ Paul Carter
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Paul Carter













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